Exhibit 99.3

ADC Therapeutics Reports Third Quarter 2021 Financial Results and Provides Business Updates

ZYNLONTA® (loncastuximab tesirine-lpyl) third quarter 2021 net sales of $13.1 million

Financing agreement with HealthCare Royalty for up to $325 million

Company to host conference call today at 8:30 a.m. EDT

Lausanne, Switzerland, November 2, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs) for patients with hematologic malignancies and solid tumors, today reported financial results for the third quarter ended September 30, 2021 and provided business updates.

“We are pleased with the momentum of the ZYNLONTA® launch to date and the positive reception from the physician community. Top priorities for the company remain driving the continued growth of ZYNLONTA and developing the longer-term potential of ZYNLONTA for patients,” said Chris Martin, PhD, Chief Executive Officer of ADC Therapeutics. “We are also excited by the progress of our diverse clinical-stage pipeline in both hematology and solid tumors.”

Recent Highlights and Developments

ZYNLONTA

•ZYNLONTA generated net sales of $13.1 million in the third quarter of 2021, the first full quarter of sales.
•Academic centers represented over 50% of total volume with an approximately 50/50 split between academic and community accounts in the third quarter.
•The Company continued to initiate new accounts and increase volume from existing and prioritized accounts, including National Comprehensive Cancer Network (NCCN) centers.
•Brand aided and unaided awareness, perception and intent to prescribe continued to increase through the quarter.
•Broad payer access has been achieved, with no barriers encountered to date. A comprehensive patient support program, Advancing Patient Support, is available to patients.
•The Company continued to operate efficiently in the dynamic COVID environment. The sales and medical teams are executing with a hybrid model conducting both virtual and face-to-face interactions according to customer preferences and local conditions.

Clinical-Stage Pipeline

•ADCT-901: Dosed the first patient in the Phase 1 study for ADCT-901, targeting KAAG-1, a novel antigen expressed in various cancers, in patients with advanced solid tumors. KAAG-1 is expressed intracellularly in healthy tissues, but over-expression occurs on the membrane of certain advanced solid tumors such as ovarian cancer and breast cancer, including triple negative breast cancer.
•ADCT-701: Entered into a collaboration with the National Cancer Institute (NCI) at the National Institutes of Health for the continued development of ADCT-701, targeting DLK-1, in neuroendocrine malignancies. DLK-1 is expressed during embryonic development, but expression is very restricted in healthy adult tissues. Over-expression occurs on the membrane of certain advanced solid tumors found in adrenocortical carcinoma, pheochromocytoma, paraganglioma, neuroblastoma and small cell lung cancer.

Corporate Update

•Geographic Expansion: ADC Therapeutics is committed to expanding its geographic footprint to provide ZYNLONTA and other novel treatments to patients who can benefit from them globally.
◦The Marketing Authorization Application (MAA) for ZYNLONTA was validated by the European Medicines Agency (EMA) for treatment in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) in October.
◦Orphan Drug Designation was granted in the EU to ZYNLONTA for the treatment of DLBCL.
◦Overland ADCT BioPharma dosed the first patient in the pivotal Phase 2 clinical trial of ZYNLONTA in patients with relapsed or refractory DLBCL in China, which is intended to support the anticipated registration of ZYNLONTA in China.

Upcoming Expected Milestones

ZYNLONTA
•Initiate the dose-finding study of ZYNLONTA in first-line DLBCL with R-CHOP in the fourth quarter of 2021.
•Initiate the clinical study to evaluate ZYNLONTA in multiple combinations in B-cell non-Hodgkin lymphoma in the fourth quarter of 2021.
•Complete enrollment of safety lead-in of the Phase 3 LOTIS-5 confirmatory study of ZYNLONTA in combination with rituximab in the fourth quarter of 2021.
•Continue enrollment in the Phase 2 LOTIS-3 study of ZYNLONTA in combination with ibrutinib in the fourth quarter of 2021.

Cami
•Complete 12-month follow up of Phase 2 trial in relapsed or refractory Hodgkin lymphoma in the first quarter of 2022.
•Report preliminary results for the Phase 2 trial in Hodgkin lymphoma in the first half of 2022.
•Complete dose finding for Phase 1b solid tumor trial in combination with pembrolizumab.

Clinical-Stage Pipeline
•Initiate a Phase 1b combination study of ADCT-601 (mipasetamab uzoptirine), in tumors known to express AXL, in the first half of 2022.

Third Quarter 2021 Financial Results

Cash and Cash Equivalents

Cash and cash equivalents were $530.2 million as of September 30, 2021, compared to $371.9 million as of June 30, 2021. During the third quarter of 2021, the Company entered into a financing agreement with HealthCare Royalty Partners (HCR) for up to $325 million, including gross proceeds of $225 million upon closing before deducting transaction costs of $7.0 million.

Product Revenue

Product revenue (net) was $13.1 million for the quarter ended September 30, 2021, compared to zero for the same quarter in 2020. Net revenues are for U.S. sales of ZYNLONTA, which received accelerated approval from the FDA on April 23, 2021.

Research and Development (R&D) Expenses

R&D expenses were $36.8 million for the quarter ended September 30, 2021, compared to $32.2 million for the same quarter in 2020. R&D expenses increased due to investments in programs evaluating the potential of ZYNLONTA in earlier lines of treatment and additional histologies and advancing the portfolio. As a result of these initiatives, employee headcount and share-based compensation expense increased.

Selling and Marketing (S&M) Expenses

During the third quarter of 2021, S&M expenses were $17.0 million as compared to $6.1 million for the same quarter in 2020. The increase in S&M expenses was related to the launch of ZYNLONTA. Prior to December 31, 2020, S&M expenses were reported within General and Administrative (G&A) expenses within the condensed consolidated interim statement of operations. The period ended September 30, 2020 has been recast to conform to the current year presentation.

G&A Expenses

G&A expenses were $16.6 million for the quarter ended September 30, 2021, compared to $14.2 million for the same quarter in 2020. G&A expenses increased due to higher headcount to support the commercial launch and increased share‐based compensation expense.

Net Loss and Adjusted Net Loss

Net loss was $71.5 million, or a net loss of $0.93 per basic and diluted share, for the quarter ended September 30, 2021, compared to $20.3 million, or a net loss of $0.29 per basic and diluted share, for the same quarter in 2020. Net loss included share-based compensation expense of $14.8 million for the quarter ended September 30, 2021, compared to $11.0 million for the same quarter in 2020. In addition, net loss for the quarter ended September 30, 2021 includes a $6.9 million non-cash loss related to the changes in fair value of derivatives associated with the convertible loans under the Convertible Credit Facility with Deerfield, compared to a $33.9 million non-cash gain for the same quarter in 2020. The increase in fair value for the quarter ended September 30, 2021 was driven by the increase in the Company’s share price from June 30, 2021. The decrease in fair value for the quarter ended September 30, 2020 was primarily driven by the decrease in the Company’s share price from June 30, 2020.

Adjusted net loss was $45.6 million, or an adjusted net loss of $0.59 per basic and diluted share, for the quarter ended September 30, 2021, compared to $41.3 million, or an adjusted net loss of $0.58 per basic and diluted share, for the same quarter in 2020. The increase in adjusted net loss was primarily driven by investment in the expanding clinical portfolio and the launch of ZYNLONTA.

Conference Call Details

ADC Therapeutics management will host a conference call and live audio webcast to discuss third quarter 2021 financial results and provide a company update today at 8:30 a.m. Eastern Time. To access the live call, please dial 833-303-1198 (domestic) or +1 914-987-7415 (international) and provide conference ID 4035885. A live webcast of the presentation will be available under “Events and Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•Adjusted net loss

•Adjusted net loss per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.

The following items are excluded from adjusted net loss and adjusted net loss per share:

Shared-Based Compensation Expense: We exclude share-based compensation expense from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.

Certain Other Items: We exclude certain other significant items that may occur occasionally and are not normal, recurring operating expenses, cash or non-cash, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature and generally represent items that, either as a result of their nature or significance, management would not anticipate occurring as part of our normal business on a regular basis. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives, the gain recognized in connection with the receipt of the USD 50.0 million disbursement, establishment of the embedded derivative and residual loan, elimination of the derivative immediately prior to FDA approval of ZYNLONTA, the effective interest expense associated with the Facility Agreement with Deerfield, transaction costs associated with debt or equity issuances that are expensed pursuant to IFRS, as well as the effective interest expense associated with the deferred royalty obligation under the royalty purchase agreement with HealthCare Royalty.

See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures for the three and nine month periods ended September 30, 2021 and 2020.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, planned commercialization activities, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations (Unaudited)
(in KUSD except for share and per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020 (1)	2021	2020 (1)
Product revenues, net	13,147	—	16,907	—

Operating expense
Cost of product sales	(502)	—	(623)	—
Research and development expenses	(36,805)	(32,155)	(115,510)	(93,480)
Selling and marketing expenses	(17,045)	(6,116)	(46,177)	(12,748)
General and administrative expenses	(16,587)	(14,157)	(53,536)	(35,034)
Total operating expense	(70,939)	(52,428)	(215,846)	(141,262)
Loss from operations	(57,792)	(52,428)	(198,939)	(141,262)

Other income (expense)
Other (expense) income	(203)	145	190	423
Convertible loans, derivatives, change in fair value (expense) income	(6,943)	33,868	16,279	(45,393)
Convertible loans, derivatives, transaction costs	—	—	(148)	(1,571)
Share of results with joint venture	(2,210)	—	(3,906)	—
Financial income	16	163	46	732
Financial expense	(4,265)	(1,940)	(8,820)	(2,879)
Exchange differences (loss) income	(7)	(139)	145	(210)
Total other (expense) income	(13,612)	32,097	3,786	(48,898)
Loss before taxes	(71,404)	(20,331)	(195,153)	(190,160)
Income tax (expense) benefit	(145)	3	(492)	(201)
Net loss	(71,549)	(20,328)	(195,645)	(190,361)

Net loss attributable to:
Owners of the parent	(71,549)	(20,328)	(195,645)	(190,361)

Net loss per share, basic and diluted	(0.93)	(0.29)	(2.55)	(3.09)

(1) Prior period has been recast to conform S&M expenses to the current period presentation.

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet (Unaudited)
(in KUSD)

	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	530,194	439,195
Accounts receivable, net	15,896	—
Inventory	8,008	—
Other current assets	14,310	11,255
Total current assets	568,408	450,450
Non-current assets
Property, plant and equipment	4,022	1,629
Right-of-use assets	7,540	3,129
Intangible assets	13,316	10,179
Interest in joint venture	44,002	47,908
Other long-term assets	691	397
Total non-current assets	69,571	63,242

Total assets	637,979	513,692

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	12,028	5,279
Other current liabilities	39,685	30,375
Lease liabilities, short-term	1,012	1,002
Current income tax payable	—	149
Convertible loans, short-term	6,575	3,631
Total current liabilities	59,300	40,436
Non-current liabilities
Convertible loans, long-term	85,877	34,775
Convertible loans, derivatives	56,562	73,208
Deferred royalty obligation, long-term	214,629	—
Deferred gain of joint venture	23,539	23,539
Lease liabilities, long-term	7,183	2,465
Defined benefit pension liabilities	3,581	3,543
Other non-current liabilities	—	221
Total non-current liabilities	391,371	137,751

Total liabilities	450,671	178,187

Equity attributable to owners of the parent
Share capital	6,445	6,314
Share premium	981,570	981,056
Treasury shares	(133)	(4)
Other reserves	89,769	42,753
Cumulative translation adjustments	161	245
Accumulated losses	(890,504)	(694,859)
Total equity attributable to owners of the parent	187,308	335,505

Total liabilities and equity	637,979	513,692

ADC Therapeutics SA
Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)
(in KUSD except for share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
in KUSD (except for share and per share data)	2021	2020	2021	2020
Net loss	(71,549)	(20,328)	(195,645)	(190,361)
Adjustments:
Share-based compensation expense (i)	14,798	10,988	47,016	27,512
Convertible loans, derivatives, change in fair value (ii)	6,943	(33,868)	(16,279)	45,393
Convertible loans, first and second tranche, derivatives, transaction costs (iii)	—	—	148	1,571
Effective interest expense (iv)	4,207	1,913	8,639	2,781
Adjusted net loss	(45,601)	(41,295)	(156,121)	(113,104)

Net loss per share, basic and diluted	(0.93)	(0.29)	(2.55)	(3.09)
Adjustment to net loss per share, basic and diluted	0.34	(0.29)	0.52	1.25
Adjusted net loss per share, basic and diluted	(0.59)	(0.58)	(2.03)	(1.84)
Weighted average shares outstanding, basic and diluted	76,739,770	70,914,300	76,730,117	61,613,177

(i)Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These accounting entries have no cash impact.

(ii)Change in the fair value of the convertible loan derivatives results from the valuation at the end of each accounting period of the derivatives associated with the convertible loans as well as the gain recognized in connection with the receipt of the USD 50.0 million, establishment of the embedded derivative and residual loan associated with the Deerfield facility and elimination of the derivative immediately prior to FDA approval of ZYNLONTA during the second quarter of 2021, as explained in note 13, “Convertible notes” to the unaudited condensed consolidated interim financial statements. There are several inputs to these valuations, but those most likely to provoke significant changes in the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. These accounting entries have no cash impact.
(iii)The transaction costs allocated to the convertible loan first and second tranche derivatives represent actual costs. These are not expected to recur on an ongoing basis.

(iv)Effective interest expense relates to the increase in the value of our convertible loans and deferred royalty obligation pursuant to the royalty purchase agreement with HCR in accordance with the effective interest method. See note 13, “Convertible loans” and note 15, “Deferred royalty obligation” to the unaudited condensed consolidated interim financial statements.

CONTACTS:

Investors
Eugenia Litz
ADC Therapeutics
Eugenia.Litz@adctherapeutics.com
+44 7879 627205

Amanda Hamilton
ADC Therapeutics
amanda.hamilton@adctherapeutics.com
Tel.: +1 917-288-7023

USA Media
Mary Ann Ondish ADC Therapeutics
maryann.ondish@adctherapeutics.com
Tel.: +1 914-552-4625

EU Media
Alexandre Müller Dynamics Group
amu@dynamicsgroup.ch
Tel: +41 (0) 43 268 3231